Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

August 28, 2017

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Larry Spirgel, Assistant Director

Re:                             Liberty Media Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 001-35707

Dear Mr. Spirgel,

Set forth below are responses to the comments contained in your letter to the Chief Financial Officer of Liberty Media Corporation (“Liberty”), dated August 8, 2017, regarding the Liberty Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”).  For your convenience, our response below is preceded by the Staff’s comment. All section references refer to the corresponding sections of the Form 10-K unless otherwise noted, and all page references in our responses are to the pages in the Form 10-K.

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General

1.                                      Comment:  You state on page I-17 of the 10-K that your Formula 1’s “key broadcasters” include beIN Sports in the Middle East. The beIN.net website indicates that beIN broadcasts Formula 1 programming on its beIN Sports channel and has dealers in Sudan and Syria. A recent news report states that beIN operates in Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:  Liberty owns interests in subsidiaries and other companies which are engaged in the media and entertainment industries. Subsequent to December 31, 2016, Liberty completed its acquisition of the parent company of Formula 1 (“Formula 1”), which it began consolidating in January 2017. As described in more detail in the Form 10-K, Formula 1 derives the majority of its revenue from race promotion, broadcasting, and advertising and sponsorship arrangements. With respect to its revenue derived from broadcasting, Formula 1 licenses rights to broadcast its events (including races and practice and qualifying sessions) on television and other media platforms in specified countries or regions and in specified languages through television rights agreements (“TRAs”). As described in more detail in the Form 10-K, TRAs typically have a term of three to five years.

Neither Liberty nor any of its subsidiaries has had any direct contacts with Sudan and Syria, and any indirect contacts have been minimal, arising only from Formula 1 following the completion of the acquisition. Neither Liberty nor Formula 1 has business offices or ongoing operations, including holding races or hosting events, in Sudan or Syria. Neither Liberty nor Formula 1 has ever had any form of agreement, arrangement or other form of contact with the governments of Sudan or Syria, or, to their knowledge, entities those governments control (except that a Dutch subsidiary of Formula 1 filed for extensions of its international trademark registrations in Sudan prior to the acquisition of Formula 1 by Liberty).

The business of Formula 1, including its media and broadcast operations, is conducted by entities that are not considered U.S. persons subject to the current sanctions on Sudan and Syria that are administered by the Office of Foreign Asset Control (“OFAC”). If, however, Formula 1 were to be subject to those sanctions, Liberty and Formula 1 believe that the arrangements discussed below would be permissible pursuant to the exemption from OFAC sanctions relating to “information” and “information materials.”

Formula 1’s programming is presently broadcast to viewers in Sudan and Syria under two TRAs covering large territories across Africa and/or the Middle East that include Sudan and/or Syria within their respective coverage. One TRA is with a sports content distributor incorporated and located in Monaco under which the distributor has the right and associated obligations to distribute live and delayed Formula 1 content to broadcasters within an agreed territory. One such broadcaster is beIN, which includes Sudan and Syria in its covered territory. Pursuant to the terms of this TRA, the distributor (not Formula 1) selects and contracts with the broadcasters as principal. Under the TRA, the distributor pays a fixed annual fee to Formula 1. The second TRA is with a South African pay TV operator, SuperSport, under which SuperSport has been granted a pan-regional license by Formula 1 through which it distributes Formula 1 content on its channels serving the entire sub-Saharan Africa region, including Sudan. Under this TRA, SuperSport pays Formula 1 a fixed annual fee. Liberty is not a party to, nor is it involved in the management of, either of these TRAs.

In addition to these TRAs, Formula 1 has a small number of global distribution contracts covering areas such as news content syndication or in-flight services, which grant worldwide rights and which may result in content being distributed by the contract partner in Sudan or Syria. Formula 1 is also in the process of formalizing an arrangement directly with beIN under which the broadcaster is permitted to transmit coverage of various support event races, including

Formula 2 and GP3, including to subscribers in Sudan and Syria, in return for certain transmission commitments, with no payment to Formula 1 of any fee. However, all of these arrangements are immaterial.

Liberty and Formula 1 believe that the limited distribution of Formula 1’s content in Sudan and Syria represents a negligible percentage of the total distribution under the relevant agreement, and none of the programming is specifically intended for either country. In addition, and as described above, at the time the television programming is made available to subscribers in Sudan and Syria, it would be regarded as “information or informational materials.”

2.                                      Comment:  Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:  Liberty does not believe that the minimal contacts with respect to Sudan and Syria described in response to the foregoing comment are material in quantitative or qualitative terms, nor does Liberty believe that such contacts present a material investment risk to its stockholders.

On a quantitative basis, the TRAs described above are not material to Liberty. In September 2016, Liberty acquired its initial minority investment in Formula 1, and at December 31, 2016, Liberty accounted for the initial minority investment in Formula 1 as a cost investment. As described above, it began consolidating Formula 1 following the completion of the acquisition in January 2017. Liberty does not believe that it would be appropriate to evaluate the materiality of Formula 1’s contacts in Sudan and Syria to Liberty prior to such time as Liberty completed its acquisition of Formula 1 or at least began accounting for its former minority interest as a cost investment, as Liberty does not believe that a reasonable investor would deem such prior contacts important in making an investment decision today when evaluating Liberty from either a qualitative or a quantitative perspective.

However, assuming Liberty had consolidated Formula 1 at December 31, 2016, the full amounts of the annual payments received by Formula 1 under each TRA described above would have represented an immaterial percentage (less than 1%) of Liberty’s pro forma consolidated revenue (to include Formula 1) at December 31, 2016. Furthermore, at June 30, 2017, the revenue recognized by Formula 1 under the TRAs described above was less than 1% of Liberty’s consolidated revenue. Liberty believes that any future additional revenue recognized due to an increase in the annual fees paid under these TRAs will continue to be immaterial to Liberty.

In addition, the TRAs described above provide for fixed annual fees and do not provide for the allocation of any portion of the annual fee to a particular country. Thus, any portion of the annual fees under these TRAs that could theoretically be ascribed to Sudan or Syria would be an even more immaterial amount given the large territory covered by each TRA.

Neither Liberty nor Formula 1 has any present intention to expand its business activities, if any, in Sudan or Syria and, therefore, neither expects its contacts with these countries to have any future material impact on its business, financial condition or results of operations.

On a qualitative basis, Liberty does not believe that a reasonable person would consider Formula 1’s current limited contacts with Sudan and Syria to have a material impact on making an investment decision regarding Liberty’s securities. As described above, the impact of these limited contacts on Liberty’s revenue is extremely immaterial, and to its knowledge, Liberty has not received any investor inquiries about Formula 1’s limited contacts with respect to these countries. Further, given the limited nature of Formula 1’s indirect contacts, Liberty does not believe that it would be impacted by the divestment and similar initiatives mentioned in the Staff’s comment or that its limited contacts will materially impact Liberty’s or Formula 1’s reputation or Liberty’s share value. Liberty does not believe that the broadcasting of Formula 1 content in Syria and Sudan (which, as described in Comment 1, is permissible) would have any material impact, especially given the absence of any other, more material, contacts, including business operations, in these two countries.

Item 1, Business, page I-1

3.                                      Comment:  Expand your discussion of tracking stocks to explain the likely management response if SiriusXM was to become insolvent or file for bankruptcy. For example, clarify whether management would exchange another Liberty Media group tracking stock for the Liberty SiriusXM Group tracking stock?

Response:  In response to the Staff’s comment, we will revise our Item 1, Business disclosure in our Annual Reports on Form 10-K, beginning with our Annual Report on Form 10-K for the year ending December 31, 2017 (the “2017 Form 10-K”), and include disclosure in our Quarterly Report on Form 10-Q for the quarter ending September 30, 2017, to explain that were SiriusXM to become insolvent or file for bankruptcy, then Liberty’s management would evaluate the circumstances at such time and take appropriate steps in the best interest of its stockholders. Liberty will clarify that, in such a situation, management and the board of directors would have several approaches at their disposal, including, but not limited to, the conversion of the Liberty SiriusXM common stock into another tracking stock of Liberty, the reattribution of assets and liabilities among Liberty’s tracking stock groups or the restructuring of Liberty’s tracking stocks to either create a new tracking stock structure or eliminate it altogether.

Item 1A. Risk Factor, page I-24

4.                                      Comment:  Include a new risk factor explaining the possibility that you may split off portions of your business underlying each of your tracking stocks in a disparate manner thereby leaving some shareholders with only an interest in the split-off company and the remaining shareholders with the remaining assets. Discuss whether the Company would have the discretion to alter the asset and liability composition of each of your groups currently underlying tracking stocks in such a transaction. Indicate whether shareholder approval would be required for any such transaction.

Response:  Pursuant to the terms of Liberty’s restated certificate of incorporation (its “charter”), Liberty may effect a redemptive split-off, through which it redeems all or a portion of the outstanding shares of a tracking stock for shares of common stock of a subsidiary (“Splitco”) that holds all or a portion of the assets and liabilities attributed to such tracking stock group, respectively, subject to the approval of the holders of such tracking stock, voting together as a separate class.  The vote of holders of an unaffected tracking stock would not be required, unless Splitco also held assets and liabilities of such other tracking stock group. If Liberty were to effect a redemptive split-off, then, pursuant to the terms of its charter, Liberty would be required to redeem the outstanding shares of the affected tracking stock from its holders on an equal per share basis (i.e., it could not redeem shares from holders of only certain series of the affected tracking stock or redeem from all holders of the affected tracking stock on a non-pro rata basis).

Following a redemptive split-off, holders of the unaffected tracking stock(s) would continue to hold stock tracking the performance of Liberty’s remaining assets and liabilities which, unless a reattribution among the tracking stocks occurred in connection with the redemptive split-off (as discussed below), would be the same assets and liabilities tracked by such stock prior to the redemptive split-off.  In addition, in the case of a partial redemptive split-off, holders of the affected tracking stock would hold shares of Splitco and continue to hold their remaining shares of the affected tracking stock which would track the remaining assets and liabilities attributed to such tracking stock and not held by Splitco.

Liberty is also permitted, pursuant to the terms of its charter, to effect a spin-off of certain of its assets and liabilities through the dividend of shares of a subsidiary holding such assets and liabilities. In this situation, a tracking stock holder would retain their tracking stock shares and receive shares of the spun-off entity. This type of transaction does not require any stockholder vote.

In structuring these transactions, Liberty may determine to alter the composition of the assets and liabilities underlying its tracking stock groups through a reattribution. As Liberty has noted in its existing risk factor disclosure (“Our board of directors’ ability to reattribute businesses, assets and expenses between and among tracking stock groups may make it difficult to assess the future prospects of our tracking stock groups based on past performance”), and as described in more detail in the Management and Allocation Policies designed to assist Liberty in managing and separately presenting the businesses and operations attributed to our tracking stock groups, Liberty’s board of directors is vested with the discretion to reattribute assets and liabilities that are attributed to one tracking stock group to another tracking stock group without the approval of any of its stockholders. A copy of the Management and Allocation Policies can be found in the Registration Statement on Form S-4 filed on February 18, 2016 by Liberty with respect to the creation of its current tracking stock structure. As contemplated by both the Management and Allocation Policies and the charter, any reattribution must be done on a fair value basis, as determined by Liberty’s board of directors.

In response to the Staff’s comment, we will include a risk factor disclosure in our Annual Reports on Form 10-K, beginning with our 2017 Form 10-K, as well as in our Quarterly Report on Form 10-Q for the quarter ending September 30, 2017, explaining, as described above, the situations in which Liberty may spin-off or split-off certain of its assets and liabilities attributed to its tracking stock groups and the potential impact on holders of both the affected and unaffected tracking stocks, Liberty’s ability to reattribute assets and liabilities among tracking stock groups in connection with such a transaction, as well as when a vote of Liberty’s stockholders would be required.

Possible market confusion may result from holders...attributed to one of our tracking stocks, page I-48

5.                                      Comment:  We note Nasdaq’s recent adoption of listing standards pertaining to tracking stocks of public companies, such as Liberty SiriusXM Group. In particular, we note that trading would be halted in Liberty Sirius XM stock if trading is halted in Sirius XM stock; even though, Liberty SiriusXM Group stock does not represent any equity interest in Sirius XM. Please expand this risk factor to discuss the effect of Nasdaq’s new listing standard.

Response:  Included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed on August 9, 2017, is a new risk factor addressing Nasdaq’s recent adoption of listing standards pertaining to tracking stocks of public companies and the effect of these listing standards on the Liberty SiriusXM common stock. In response to the Staff’s comment, we will include this risk factor disclosure in our Annual Reports on Form 10-K, beginning with our 2017 Form 10-K.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (720) 875-5400.

Very truly yours,

/s/ Mark Carleton
Mark Carleton

cc:                                Richard N. Baer — Liberty Media Corporation

Renee L. Wilm — Baker Botts L.L.P.

Beverly Reyes — Baker Botts L.L.P.